SAMSON OIL & GAS LIMITED PROVIDES OPERATIONAL ADVICE ON STATE GC#2

Denver 1700 hours May 6, Perth 0700 hours May 7 2008

STATE GC#2 (Working Interest SSN 37%, Net Revenue Interest 28.3%)
Late last week completion operations at State GC#2 commenced, with the perforation of 51 feet of the first of two zones within the Lower Leonard. The perforations were made between 11,347 and 11,470 feet. Previously a 2 % KCl fluid with a density of 8.4 pounds per gallon had been circulated into the well bore.

After perforation, a packer was run on 2 7/8 tubing to a depth of 3,450 feet, at which point oil commenced flowing up the tubing, the tubing valve and blow out preventer were activated and the well was shut in. The well was subsequently unloaded to the tanks with gas, oil and water being produced. A 10 pound per gallon kill fluid was then circulated to balance the formation pressure and the packer tripped in and set at 11,223 feet.

An acid treatment consisting of 6,000 gallons of 15% HCL acid was pumped and operations were then suspended over the weekend.

On Monday, May 5th the well was opened and flowed load water, acid and oil and gas. During the period 1200 hours to 2130 hours the well recovered 160 barrels of fluid, including 20 barrels of oil and 140 barrels of load water.

On Tuesday, May 6th the well was swabbed and during the period 0830 and 1400 hours (5 ½ hour period) produced 50 barrels of oil along with some gas, largely unassisted. The well was shut in for the evening and will be produced to the State GC#1 tank battery on Wednesday May 7th following the laying of a pipeline connecting the two wells today.

The forward plan includes fracture stimulating this zone and that operation is expected to commence Wednesday May 14th. Following the completion of that stimulation the sequence of operations will be repeated for the upper zone within the Lower Leonard.

The operations thus far have been encouraging, however it should be emphasized that the initial oil rate cannot be considered definitive because the rate has yet to stabilize and has not been tested over a sufficiently long term. The definitive rate will be established following the stimulation of this zone.

The State GC#2 well is located in the Permian Basin in Lea County in eastern New Mexico. The well is adjacent to the State GC#1 well, which produces oil from the Lower Leonard Formation. This well has produced a gross 543,000 barrels and has a gross Expected Ultimate Recovery of 1.1 million barrels.

Samson’s shares (SSN: Amex and ASX) are traded on both the American Stock Exchange and on Australian Securities Exchange. On the Amex, Samson trades an American Depository Share, each of which represent 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR Managing Director
Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd.., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information. The completion operations are expected to be conducted in the planned manner, however, depending on results of the various stages of that completion, the planning may change. In addition, the well operations could be delayed or curtailed and may vary from current expectations since various factors, including but not limited to equipment availability or breakage or other unanticipated difficulties, could delay those events and change those expectations.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, which is available at www.sec.gov/edgar/searchedgar/webusers.htm.